UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2006
CELANESE AG
(Exact name of Registrant as Specified in its Charter)
CELANESE CORPORATION
(Translation of Registrant’s name into English)
Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .

Item 9.01 Financial Statements and Exhibits.
SIGNATURES
EXHIBITS
EX-99.1: AD HOC RELEASE

CELANESE AG
     On December 22, 2006, Celanese AG, a subsidiary of Celanese Corporation, issued an Ad hoc release announcing that the litigation before the Frankfurt a.M. District Court regarding the squeeze-out of the minority shareholders of Celanese AG has been settled. The squeeze-out settlement was registered in the commercial register and is now final. Celanese Europe Holding GmbH & Co. KG, a subsidiary of Celanese Corporation, will pay €66.99 per share and a pro rata amount of 5/12 (corresponding to the time from October 1, 2006 to February 28, 2007) of the EUR 3.27 gross guaranteed dividend per share for the fiscal year ending September 30, 2007 following the registration of the squeeze-out.
Item 9.01 Financial Statements and Exhibits.
(c)	Exhibits

Exhibit Number	Description

99.1	Ad hoc release dated December 22, 2006

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG (Registrant)

By:	/s/ Steven M. Sterin

Name:	Steven M. Sterin
Title:	Chief Financial Officer
Date: December 22, 2006

EXHIBITS

Exhibit Number	Description

99.1	Ad hoc release dated December 22, 2006